NO ACT

PE 9-24-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





Received SEC
NOV 14 2008
Washington, DC 20549

November 14, 2008

John R. Leekley
Senior Vice President and General Counsel
Masco Corporation
21001 Van Born Road
Taylor, MI 48180

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11/14/2008

Re: Masco Corporation
Incoming letter dated September 24, 2008

Dear Mr. Leekley:

This is in response to your letter dated September 24, 2008 concerning the shareholder proposal submitted to Masco by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

November 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Masco Corporation
Incoming letter dated September 24, 2008

The proposal requests that the board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years.

There appears to be some basis for your view that Masco may exclude the proposal under rule 14a-8(i)(7), as relating to Masco's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Masco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Masco relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MASCO

MASCO CORPORATION

September 24, 2008

Re: Masco Corporation Stockholder Proposal Submitted by Mr. Richard A. Dee

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Masco Corporation ("Masco"), a Delaware corporation with common stock listed on the New York Stock Exchange ("NYSE"), respectfully requests confirmation that again it can exclude the stockholder proposal (the "Proposal") submitted by Mr. Richard A. Dee (the "Proponent") on April 8, 2008 from its 2009 proxy materials.

The Proposal, with minor changes in the supporting statement, is the same as the proposal submitted by the Proponent (the "Prior Proposal") for inclusion in Masco's 2008 proxy statement. The Staff of the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirmed in a letter dated February 26, 2008 that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(7), Masco omitted the Proponent's Prior Proposal from its 2008 proxy materials. A copy of the Prior Proposal and the Staff's February 26, 2008 response is included with this request. Notwithstanding the Staff's explicit reliance for exclusion on Rule 14a-8(i)(7), six weeks after the Staff's response, the Proponent resubmitted to Masco the instant Proposal in an identical form to the Prior Proposal except for the minor changes in the supporting statement. Although the proxy rules do not prohibit the Proponent from continually resubmitting a proposal previously excluded because it relates to the company's ordinary business operations, such actions, considered in light of the Proponent's conduct over the last ten years, evidence a personal grievance against Masco.

Once again, Masco seeks confirmation of the Staff's well-established position that it will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8, Masco omits the Proposal from its 2009 proxy materials. In addition, Masco requests forward-looking relief to exclude any similar future proposals submitted by Proponent. Masco expects to file its definitive proxy materials with the Commission in March, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Masco files its definitive 2009 proxy materials.

21001 VAN BORN ROAD
TAYLOR, MICHIGAN 48180
313-274-7400

Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter, the Proposal and other correspondence with the Proponent concerning the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of Masco's intention to omit the Proposal from its 2009 proxy materials. Masco has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes Masco's statement of the reasons it deems the omission of the Proposal to be proper.

I. Introduction

The Proposal (including the supporting statement) is attached hereto as Exhibit A. The Proposal requests that Masco's board of directors "adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

Masco intends to omit the Proposal from its 2009 proxy materials for the following reasons:

- the Proposal relates to the method of selecting independent auditors, and therefore involves Masco's ordinary business operations, and
- if implemented, the Proposal would cause Masco to violate applicable law, and
- the Proposal's supporting statement is replete with statements that are materially misleading in violation of the proxy rules because they make assertions that impugn character and integrity, or because they imply improper or illegal conduct or associations without factual foundation, and
- the Proposal relates to a personal grievance against Masco or is in furtherance of a personal interest not shared by other shareholders at large.

Masco also seeks forward-looking relief to exclude any similar proposals from Proponent, who is abusing Rule 14a-8 by continually submitting proposals that relate to a personal grievance with the company.

II. Discussion

A. *The Proposal Deals with Matters Relating to Masco's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a stockholder proposal if it deals with a matter relating to the company's ordinary business operations. The Staff has consistently taken the position that a stockholder proposal that relates to the company's method of selecting independent auditors intrudes into the company's ordinary business operations. Stockholder proposals relating to such matters are therefore excludable under Rule 14a-8(i)(7). *Rite Aid Corporation* (March 31, 2006); *The Charles Schwab Corporation* (February 23, 2005).

The Staff applied this principle to the Proponent's Prior Proposal (see enclosed February 26, 2008 letter from the Staff). In addition, the Staff has consistently applied this principle to stockholder proposals, such as the Proposal, that request the company to adopt term limits or a mandatory rotation policy for its independent auditors. *El Paso Corporation* (February 23, 2005) (concurring in company's decision to omit a proposal urging audit committee to adopt a policy that the company hire a new independent auditor at least every ten years); *Kohl's Corporation* (January 27, 2004) (concurring in company's decision to omit a proposal requesting board to adopt a policy that company select a new independent auditor at least every ten years and submit the selection for stockholder ratification); *Kimberly-Clark Corporation* (December 21, 2004) (concurring in company's decision to omit a proposal requesting board to amend company's governing instruments to provide that company will rotate its independent auditor every five years); *The Allstate Corporation* (February 9, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *Bank of America Corporation* (January 2, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *WGL Holdings, Inc.* (December 6, 2002) (concurring in company's decision to omit a proposal requesting that board establish a policy of changing independent auditors at least every five years).

As with the other companies in the no-action letters cited above, decisions regarding the retention and termination of Masco's independent auditors involve Masco's ordinary business operations. These business decisions are the exclusive responsibility of the audit committee of Masco's board of directors. As required by section 303A.06 of the NYSE Listed Company Manual, Masco has an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Rule 10A-3(b)(2) requires that the audit committee "be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged . . . for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee." Accordingly, Masco's audit committee charter provides that its audit committee "has the sole authority to appoint, compensate, retain, oversee and terminate the independent auditors of the Company (subject to any required shareholder ratification), including sole authority to approve all audit and non-audit services to be provided by the independent auditors and all engagement fees and terms." The resolution contemplated by the Proposal would, if adopted, interfere with the responsibilities of Masco's audit committee, and therefore intrude into Masco's ordinary business operations, by denying the audit committee the discretion to appoint an independent auditor that had served in that capacity for more than five years, and by forcing the audit committee to terminate the engagement of such an independent auditor.

The decision to engage and retain independent auditors is a complex process involving consideration of a wide variety of factors, including the reputation and integrity of the accounting firms under consideration, the quality of partner and senior manager staffing proposed by these accounting firms, the experience of these accounting firms with Masco's industry, their involvement with Masco's key competitors, and whether any of these accounting firms is engaged to provide non-audit services to Masco or other conditions exist that would compromise a firm's independence. Masco's audit committee, which is composed entirely of independent directors who are financially literate as required by section 303A.07 of the NYSE Listed Company Manual, selects Masco's independent auditors each year after a thorough evaluation of these and all other relevant factors, and furthermore takes an active role in reviewing the independent auditor's performance over the course of the year. Since the Proposal would require a mandatory change of independent auditors every five years regardless of performance, regardless of the benefits of retaining the incumbent independent auditors, regardless of the suitability and availability of alternative accounting firms (particularly given the degree of concentration in the accounting industry) and regardless of the costs to Masco and its stockholders of engaging new independent auditors, the Proposal would interfere with complex decisions that have been properly delegated to Masco's audit committee – decisions that are not suited to micromanagement by stockholders. In adopting Rule 14a-8(i)(7), the Commission expressly authorized the exclusion of proposals that "seek to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). As stated in Masco's request with respect to the Prior Proposal, because the Proposal, if adopted, would intrude into Masco's ordinary business operations, specifically the method by which Masco selects its independent auditors, Masco may omit the Proposal in reliance upon Rule 14a-8(i)(7).

B. *The Proposal, if Implemented, Would Cause Masco to Violate Applicable Law*

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The Proposal, if implemented, would cause Masco to be in violation of the Exchange Act and the rules thereunder, as well as the rules of the New York Stock Exchange.

The Proposal requests that Masco's board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years. Such a resolution would empower the board of directors as a whole rather than Masco's audit committee to require the dismissal of Masco's independent auditors. Section 10A(m)(3)(A) of the Exchange Act, Rule 10A-3(b) thereunder and section 303A.07(b) of the NYSE Listed Company Manual require members of Masco's audit committee to be independent. There is no such requirement generally applicable to each member of Masco's board of directors. As a result, empowering the board of directors as a whole to require the dismissal of an incumbent independent auditor would involve non-independent directors in the dismissal decision.

By delegating authority over the dismissal of independent auditors to a body that is not required to be composed entirely of independent directors, the Proposal, if implemented, would place Masco in violation of Rule 10A-3(b)(2) under the Exchange Act, which specifically requires that the independent audit committee, and not the board as a whole, "be directly responsible for the appointment, compensation, retention and oversight of the work of" Masco's independent auditors, and would likewise place Masco in violation of the similar requirements in section Rule 10A(m)(2) of the Exchange Act. These violations would place Masco in breach of section 303A.06 of the NYSE Listed Company Manual, which requires Masco to comply with Rule 10A-3 under the Exchange Act, and therefore place Masco in jeopardy of being delisted from the NYSE. Since the Proposal, if implemented, would result in the violation of federal law, Masco may omit the Proposal in reliance upon Rule 14a-8(i)(2).

C. The Proposal Violates the Proxy Rules

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal from its proxy materials if the proposal is contrary to Rule 14a-9 under the Exchange Act, which prohibits false or misleading statements in proxy soliciting materials. In accordance with the note to Rule 14a-9, " [m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending upon particular facts and circumstances, may be misleading within the meaning of [the] rule" and hence excludable under Rule 14a-8(i)(3).

The Proposal's supporting statement is replete with statements that are misleading because they make assertions that impugn character and integrity, or because they imply improper or illegal conduct or associations without factual foundation. For example, many assertions in the supporting statement, such as those highlighted in italics below, could easily be misconstrued by stockholders asked to vote on the Proposal as statements of fact:

- "Masco has engaged the same accounting/auditing firm for over 60 years. During that time, *the nature and composition of Masco has changed drastically again and again as the result of huge acquisitions and corporate restructurings."*

- "The problems that can arise when an auditing firm remains too long with a company are illustrated, I believe, by many of the *stockholder-damaging events that have overtaken Masco*. Beginning in the mid 1980's, I believe that *Masco began to turn away from 'conservative' accounting practices, and began to resort to 'questionable' treatments of assets values and profits and losses."*

- "I find it nearly inconceivable, for example, that *Masco's auditors have allowed the company to amass, with what I consider totally inadequate annual write-offs, huge amounts of the intangible asset 'Goodwill' – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value.*"

- "According to my calculations, *Masco's virtually unabated amassing of Goodwill has caused real, tangible, Stockholders' Equity to become virtually nil – thereby gravely impairing Masco's financial viability and causing annual profits to have be [sic] overstated substantially. Masco stockholders, as well as its auditors, must exercise 'Professional Skepticism'.*"

Because the supporting statement includes numerous misleading assertions that a stockholder would likely interpret as statements of fact, these elements of the supporting statement violate Rule 14a-9 and are therefore excludable under Rule 14a-8(i)(3).

In addition, numerous assertions in the supporting statement directly or indirectly impugn the character and integrity of Masco, its directors and officers, and its independent auditors, or make charges concerning improper or illegal conduct or associations. Examples of such assertions include the following:

- A statement that wrongly implies that Masco's auditors are not independent:

  > *"I am convinced that new independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures – and the accuracy of its financial reports and condition."*

- Statements that wrongly imply that Masco has not complied with its public-company reporting obligations or wrongly suggest that Masco's independent auditors have not fulfilled their professional and statutory obligations:

  > "The problems that can arise when an auditing firm remains too long with a company are illustrated, I believe, by many of the *stockholder-damaging events that have overtaken Masco.* Beginning in the mid-1980s, I believe that Masco began *to turn away from 'conservative' accounting practices, and began to resort to 'questionable' treatments of asset values and profits and losses.*"

  > *"I find it nearly inconceivable, for example, that Masco's auditors have allowed the company to amass, with what I consider totally*

> *inadequate annual write-offs, huge amounts of the intangible asset 'Goodwill' – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value."*

- A statement that wrongly implies that Masco's independent auditors are failing to apply generally accepted accounting principles in their audits:

> "According to my calculations, *Masco's virtually unabated amassing of Goodwill has caused real, tangible, Stockholders' Equity to become virtually nil – thereby gravely impairing Masco's financial viability and causing annual profits to have be [sic] overstated substantially. Masco stockholders, as well as its auditors, must exercise 'Professional Skepticism'."*

Each of these insinuations lacks factual foundation, is false and misleading, and constitutes a violation of Rule 14a-9, which makes the Proposal excludable under Rule 14a-8(i)(3). *Entergy Corporation* (February 14, 2007) (concurring in the exclusion of a supporting statement that was misleading because it impugned the character, integrity and personal reputation of the company's directors without factual foundation); *Phoenix Gold International, Inc.* (November 21, 2000) (concurring in the exclusion of materially false and misleading statements that implied that existing non-executive directors were not independent).

As is evident from the discussion above, the supporting statement consists mostly of misleading statements, without factual foundation, and was obviously another attempt to express the Proponent's personal views towards Masco. As such, the supporting statement would need to be completely rewritten in order to eliminate or modify all of the misleading statements that it contains in violation of Rule 14a-9. Because of this, Masco is justified in omitting the Proposal in its entirety, consistent with the Staff's observation in Staff Legal Bulletin No. 14 (July 13, 2001) that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

D. *The Proposal Relates to a Personal Grievance or is in Furtherance of a Personal Interest*

In opposing previous stockholder proposals submitted by the Proponent, Masco has expressed to the Staff its belief that the Proponent has acted in a manner that indicates that his submissions are motivated by the Proponent's animosity to Masco rather than from any good faith desire to have his proposals adopted. This belief has been based not only on the relentless pattern of criticism by the Proponent of Masco, but also on what appears to be the Proponent's deliberate mischaracterization of the facts and his generally intemperate language in his stockholder proposals to Masco over the past ten years. Further, the Proponent has repeatedly ignored the Commission's basic procedural rules in a manner that has inconvenienced and prejudiced Masco. The Proponent's conduct has included repeated failure, both with the Prior Proposal and virtually every other stockholder proposal previously submitted by Proponent to Masco, to provide Masco copies of submissions made by the Proponent to the Staff, notwithstanding the clear requirements of the proxy rules and Masco's requests that the Proponent comply with them. The Staff should also consider Proponent's false affidavit submitted to Masco in an effort to explain his failure to present at Masco's 2000 Annual Meeting his proposal that had been included in Masco's proxy statement for that meeting, the Staff's concurrence with Masco's position that the failure justified Masco's exclusion of Proponent's proposal for Masco's 2001 Annual Meeting and, notwithstanding the unambiguous two year bar, the need for Masco to request further Staff concurrence due to Proponent's subsequent submission of a proposal for Masco's 2002 Annual Meeting.

This pattern of conduct over many years, followed by Proponent's inexplicable submission of a Proposal identical to the Prior Proposal (except for minor changes in the supporting statement) six weeks after the Staff allowed the exclusion of the Prior Proposal under Rule 14a-8(i)(7), unambiguously indicates Proponent is pursuing a matter of personal grievance or personal interest rather than a matter of interest to stockholders generally. Masco respectfully request that the Staff consider excludability under Rule 14a-8(i)(4) in addition to Rule 14a-8(i)(7) in order to discourage the wasteful expenditure of the Staff's and Masco's resources, which has frequently occurred in the past when dealing with the Proponent and his proposals.

E. The Proponent's Repeated Submission of Proposals is an Abuse of Rule 14a-8

As noted above, the Proponent's conduct over the last decade evidences a personal grievance that has culminated in the repeated submission of the Proposal. Staff Legal Bulletin 14 (July 13, 2001) indicates that the Staff may grant forward-looking relief if "the shareholder is abusing Rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance." In the present situation, the Proponent has submitted the *same* proposal, which has duplicated the time and expense burden on the resources of the Staff as well as Masco. This flagrant disregard of the Staff's response to the Prior Proposal evidences the Proponent's abuse of Rule 14a-8. The Proponent clearly ignored the statutory two-year bar on submission of any proposals for Masco's 2001 and 2002 Annual Meeting after he failed to present a proposal at Masco's 2000 Annual Meeting, causing the Staff to expend resources when he submitted substantially the same proposal three consecutive times. One might conclude that the Proponent's submission of the Proposal with full knowledge of the bases for excluding the Prior Proposal and with complete knowledge of the fact that all correspondence will become public indicates that the Proponent is using the Commission's process for shareholder proposals to disseminate unsubstantiated claims and personal attacks.

Masco respectfully requests the Staff not only permit exclusion of the Proposal under Rule 14a-8(i)(4) as requested above, but grant forward-looking relief by permitting Masco to exclude any similar future proposals submitted by Proponent.

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from Masco's 2009 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if Masco proceeds on this basis. We also request the Staff to grant forward-looking relief to exclude any future proposals submitted by the Proponent that are the same or similar to the Proposal.

If you have any questions or require further information, please call me at 313-792-6340 or contact me by email at john_leekley@mascohq.com. Thank you for your attention to this matter.

Very truly yours,



John R. Leekley
Senior Vice President
and General Counsel

Enclosures
cc: Barry J. Silverman, Esq.
Peggy Cook, Esq.
Masco Corporation

Mr. Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

(via courier)

Exhibit A

Stockholder Proposal Submitted by Mr. Richard A. Dee

RICHARD A. DEE **Page 1 of 2**
Stockholder Proposal – 2009 Proxy Statement
MASCO CORPORATION

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

"Masco has engaged the same accounting/auditing firm for over 60 years. During that time, the nature and composition of Masco has changed drastically again and again as the result of huge acquisitions and corporate restructurings. I believe that a change of auditors is long overdue.

"The Sarbanes-Oxley Act was the response by Congress to massive accounting-based corporate corruption. Congress took what I believe will be the first step toward audit firm rotation by limiting the tenures of two categories of audit firm *partners* to five years. It is well to remember that an independent accounting/auditing firm has an obligation to serve not only its clients, but the public interest.

"I am convinced that new independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures – and the accuracy of its financial reports and condition. I believe that how Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved if it periodically changes auditors.

"An auditing firm must maintain, in all regards, an attitude termed ***"Professional Skepticism"***. Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. The accuracy, and therefore the value, of presumably independent audits depends upon the quality and quantity of information that clients make available to independent outside auditors.

"The problems that can arise when an auditing firm remains too long with a company are illustrated, I believe, by many of the stockholder-damaging events that have overtaken Masco. Beginning in the mid-1980's, I believe that Masco began to turn away from "conservative" accounting practices, and began to resort to "questionable" treatments of asset values and profits and losses.

"I find it nearly inconceivable, for example, that Masco's auditors have allowed the company to amass, with what I consider totally inadequate annual write-offs, huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value.

"According to my calculations, Masco's virtually unabated amassing of Goodwill has caused real, tangible, Stockholders' Equity to become virtually nil – thereby gravely impairing Masco's financial viability and causing annual profits to have be [sic] overstated substantially. Masco *stockholders*, as well as its auditors, must exercise "Professional Skepticism".

I believe it fair to ask: Why do Masco's auditors seem irreplaceable?

"I am convinced that auditor rotation will result in considerable improvement in the quality of periodic independent evaluations of company performance and financial condition, and auditors will be less likely to overlook or disregard what they are relied upon and required to examine, discover, and reveal.

"Please vote "FOR" this proposal."

MASCO

MASCO CORPORATION

April 15, 2008

Via Facsimile (212-831-3191)
and First Class Mail

Mr. Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Dee:

We have received your shareholder proposal for inclusion in our 2009 Proxy Statement, and we appreciate your continued interest in Masco.

Very truly yours,



Peggy R. Cook
Associate Corporate Counsel

cc: Eugene A. Gargaro, Jr.

21001 VAN BORN ROAD
TAYLOR, MICHIGAN 48180
313-274-7400

RICHARD A. DEE

By Fax To (313) 792-6289

April 8, 2008

Eugene A. Gargaro, Jr., Esq.
Corporate Secretary
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Re: Stockholder Proposal - Masco Corporation 2009 Proxy Statement

Dear Mr. Gargaro:

Enclosed please find my Stockholder Proposal to be included in the Masco Corporation Proxy Statement for the 2009 Annual Meeting of Stockholders. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, and the bold and italic type, and format characteristics.

I own directly and of record 560 shares of Masco Corporation common stock. I intend to continue to own qualifying shares through the date on which the Annual Meeting will be held.

Please acknowledge receipt of the Proposal and this covering letter.

Sincerely,



Enclosures: Proposal (2 pages)

RICHARD A. DEE
Stockholder Proposal – 2009 Proxy Statement
MASCO CORPORATION

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

"Masco has engaged the same accounting/auditing firm for over 60 years. During that time, the nature and composition of Masco has changed drastically again and again as the result of huge acquisitions and corporate restructurings. I believe that a change of auditors is long overdue.

"The Sarbanes-Oxley Act was the response by Congress to massive accounting-based corporate corruption. Congress took what I believe will be the first step toward audit firm rotation by limiting the tenures of two categories of audit firm *partners* to five years. It is well to remember that an independent accounting/auditing firm has an obligation to serve not only its clients, but the public interest.

"I am convinced that new independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures – and the accuracy of its financial reports and condition. I believe that how Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved if it periodically changes auditors.

"An auditing firm must maintain, in all regards, an attitude termed "*Professional Skepticism*". Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. The accuracy, and therefore the value, of presumably independent audits depends upon the quality and quantity of information that clients make available to independent outside auditors.

"The problems that can arise when an auditing firm remains too long with a company are illustrated, I believe, by many of the stockholder-damaging events that have overtaken Masco. Beginning in the mid-1980's, I believe that Masco began to turn away from "conservative" accounting practices, and began to resort to "questionable" treatments of asset values and profits and losses.

"I find it nearly inconceivable, for example, that Masco's auditors have allowed the company to amass, with what I consider totally inadequate annual write-offs, huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value.

"According to my calculations, Masco's virtually unabated amassing of Goodwill has caused real, tangible, Stockholders' Equity to become virtually nil – thereby gravely impairing Masoo's financial viability and causing annual profits to have be overstated substantially. Masco ***stockholders***, as well as its auditors, must exercise "Professional Skepticism".

I believe it fair to ask: Why do Masco's auditors seem irreplaceable?

"I am convinced that auditor rotation will result in considerable improvement in the quality of periodic independent evaluations of company performance and financial condition, and auditors will be less likely to overlook or disregard what they are relied upon and required to examine, discover, and reveal.

"Please vote "FOR" this proposal."



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 26, 2008

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Masco Corporation
Incoming letter dated January 4, 2008

Dear Mr. Hall:

This is in response to your letters dated January 4, 2008 and January 25, 2008 concerning the shareholder proposal submitted to Masco by Richard A. Dee. We also have received letters from the proponent dated February 12, 2008 and February 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Masco Corporation
Incoming letter dated January 4, 2008

The proposal requests that the board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years.

There appears to be some basis for your view that Masco may exclude the proposal under rule 14a-8(i)(7), as relating to Masco's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Masco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Masco relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

Copies of correspondence between
Mr. Dee, Masco Corporation and Davis, Polk & Wardwell
relative to the stockholder proposal submitted by Mr. Dee
for inclusion in Masco Corporation's
2008 Proxy Statement have been omitted due to volume.
Copies can be provided upon request.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

January 4, 2008

Re: Masco Corporation – Stockholder Proposal Submitted by Mr. Richard A. Dee

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Masco Corporation ("Masco"), a Delaware corporation with common stock listed on the New York Stock Exchange ("NYSE"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the stockholder proposal and supporting statement (collectively, the "Proposal") submitted to Masco on December 23, 2007 by Mr. Richard A. Dee (the "Proponent"), for inclusion in the proxy materials Masco intends to distribute in connection with its 2008 Annual Meeting of Stockholders.

We respectfully request confirmation that the staff of the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, Masco omits the Proposal from its 2008 proxy materials. Masco expects to file its definitive proxy materials with the Commission on or after March 24, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Masco files its definitive 2008 proxy materials. Because Masco is accelerating the printing and mailing schedule for its proxy materials this year, we would very much appreciate the Staff's assistance in helping us resolve this matter expeditiously so that Masco will be able to meet its proxy timetable.

Pursuant to rule 14a-8(j), we have enclosed six copies of this letter, the Proposal and other correspondence with the Proponent concerning the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of Masco's intention to omit the Proposal from its 2008 proxy materials. Masco has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes Masco's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by Masco as to the factual matters set forth herein.

I. Introduction

The Proposal (including the supporting statement) is attached hereto as Exhibit A. The Proposal requests that Masco's board of directors "adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

Masco intends to omit the Proposal from its 2008 proxy materials for each of the following reasons:

- the Proposal relates to the method of selecting independent auditors, and therefore involves Masco's ordinary business operations,
- the Proposal if implemented would cause Masco to violate applicable law,
- the Proposal exceeds 500 words, and
- the Proposal's supporting statement is replete with statements that are materially misleading in violation of the proxy rules because they present the Proponent's opinions as facts, because they make assertions that impugn character and integrity, or because they imply improper or illegal conduct without factual foundation.

II. Discussion

A. *The Proposal Deals with Matters Relating to Masco's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a stockholder proposal if it deals with a matter relating to the company's ordinary business operations. The Staff has consistently taken the position that a stockholder proposal that relates to the company's method of selecting independent auditors intrudes into the company's ordinary business operations. Stockholder proposals relating to such matters are therefore excludable under rule 14a-8(i)(7). *Rite Aid Corporation* (March 31, 2006); *The Charles Schwab Corporation* (February 23, 2005).

The Staff has consistently applied this principle to stockholder proposals, such as the Proposal, that request the company to adopt term limits or a mandatory rotation policy for its independent auditors. *El Paso Corporation* (February 23, 2005) (concurring in company's decision to omit a proposal urging audit committee to adopt a policy that the company hire a new independent auditor at least every ten years); *Kohl's Corporation* (January 27, 2004) (concurring in company's decision to omit a proposal requesting board to adopt a policy that company select a new independent auditor at least every ten years to be submitted to stockholder ratification); *Kimberly-Clark Corporation* (December 21, 2004) (concurring in company's decision to omit a proposal requesting board to amend company's governing instruments to provide that company will rotate its independent auditor every five years); *The Allstate Corporation* (February 9, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *Bank of America Corporation* (January 2, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *WGL Holdings, Inc.* (December 6, 2002) (concurring in company's decision to omit a proposal requesting that board establish a policy of changing independent auditors at least every five years).

As with the companies in the no-action letters cited above, decisions regarding the retention and termination of Masco's independent auditors involve Masco's ordinary business operations. These business decisions are the exclusive responsibility of the audit committee of Masco's board of directors. As required by section 303A.06 of the NYSE Listed Company Manual, Masco has an audit committee that satisfies the requirements of rule 10A-3 under the Exchange Act. Rule 10A-3(b)(2) requires that the audit committee "be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged . . . for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee." Accordingly, Masco's audit committee charter provides that its audit committee "has the sole authority to appoint, compensate, retain, oversee and terminate the independent accountants of the Company (subject to any required shareholder ratification), including sole authority to approve all audit and non-audit services to be provided by the independent accountants and all engagement fees and terms." The resolution contemplated by the Proposal would, if adopted, interfere with the responsibilities of Masco's audit committee, and therefore intrude into Masco's ordinary business operations, by denying the audit committee the discretion to appoint an independent auditor that had served in that capacity for more than five years, and by forcing the audit committee to terminate the engagement of such an independent auditor.

The decision to engage and retain independent auditors is a complex process involving consideration of a wide variety of factors, including the reputation and integrity of the accounting firms under consideration, the quality of partner and senior manager staffing proposed by these accounting firms, the experience of these accounting firms with Masco's industry, their involvement with Masco's key competitors, and whether any of these accounting firms is engaged to provide non-audit services to Masco or other conditions exist that would compromise a firm's independence. Masco's audit committee, which is composed entirely of independent directors who are financially literate as required by section 303A.07 of the NYSE Listed Company Manual, selects Masco's independent auditors each year after a thorough evaluation of these and all other relevant factors, and furthermore takes an active role in reviewing the independent auditors' performance over the course of the year. Since the Proposal would require a mandatory change of independent auditors every five years regardless of performance, regardless of the benefits of retaining the incumbent independent auditors, regardless of the suitability and availability of alternative accounting firms (particularly given the degree of concentration in the accounting industry) and regardless of the costs to Masco and its stockholders of engaging new independent auditors, the Proposal would interfere with complex decisions that have been properly delegated to Masco's audit committee – decisions that are not suited to micromanagement by stockholders. In adopting rule 14a-8(i)(7), the Commission expressly authorized the exclusion of proposals that "seek to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Because the Proposal, if adopted, would intrude into Masco's ordinary business operations, specifically the method by which Masco selects its independent auditors, Masco may omit the Proposal in reliance upon rule 14a-8(i)(7).

B. *The Proposal, if Implemented, Would Cause Masco to Violate Applicable Law*

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The Proposal, if implemented, would cause Masco to be in violation of the Exchange Act and the rules thereunder, as well as the rules of the New York Stock Exchange.

The Proposal requests that Masco's board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years. Such a resolution would empower the board of directors as a whole – rather than Masco's audit committee – to require the dismissal of Masco's independent auditors. Section 10A(m)(3)(A) of the Exchange Act, rule 10A-3(b) thereunder and section 303A.07(b) of the NYSE Listed Company Manual require members of Masco's audit committee to be independent. There is no such requirement generally applicable to each member of Masco's board of directors. As a result, empowering the board of directors as a whole to require the dismissal of an incumbent independent auditor would involve non-independent directors in the dismissal decision.

By delegating authority over the dismissal of independent auditors to a body that is not required to be composed entirely of independent directors, the Proposal, if implemented, would place Masco in violation of rule 10A-3(b)(2) under the Exchange Act, which specifically requires that the independent audit committee, and not the board as a whole, "be directly responsible for the appointment, compensation, retention and oversight of the work of" Masco's independent auditors, and would likewise place Masco in violation of the similar requirements in section 10A(m)(2) of the Exchange Act. These violations would place Masco in breach of section 303A.06 of the NYSE Listed Company Manual, which requires Masco to comply with rule 10A-3 under the Exchange Act, and therefore place Masco in jeopardy of being delisted from the NYSE. As a result of the violation of federal law which the Proposal would entail, Masco may omit the Proposal in reliance upon rule 14a-8(i)(2).

C. *The Proposal Exceeds 500 Words*

The Proposal, together with its supporting statement, is composed of at least 505 words. However, rule 14a-8(d) specifies that a proposal, including its supporting statement, may not exceed 500 words. If a stockholder's proposal exceeds 500 words, rule 14a-8(f) provides that the company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company (1) notifies the stockholder of the defect and the time frame for receiving a response, which is 14 calendar days from receipt of the notification; and (2) the stockholder fails to adequately correct the defect within the specified time period. *Bank of America Corporation* (January 27, 2005); *Proctor & Gamble Company* (August 10, 2004).

Masco complied with the procedural requirements under rule 14a-8(f). The Proponent first submitted a proposal that exceeded the 500-word limit on December 12, 2007. Masco duly notified the Proponent of the deficiency seven days later, on December 19, 2007. On December 23, 2007, the Proponent resubmitted the Proposal, but failed to cure the defect. The Proponent has obviously tried to circumvent the rule by hyphenating several compound adjectives (eg., "minimally-explained," "long-overdue," "legally-required" and "readily-ascertainable"); however, in calculating the 500-word limit, such hyphenated words are counted as two words. *Amgen, Inc.* (January 12, 2004); *Minnesota Mining and Manufacturing Company* (February 27, 2000). The Proposal (together with its supporting statement) is therefore composed of at least 505 words.

Because the Proponent failed adequately to correct the defect in his Proposal, Masco intends to omit the Proposal from its 2008 proxy materials in reliance upon rules 14a-8(d) and 14a-8(f).

D. *The Proposal Violates the Proxy Rules*

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal from its proxy materials if the proposal is contrary to rule 14a-9 under the Exchange Act, which prohibits false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), the Staff noted that " '[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation' is an example of 'what, depending upon particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]' " and hence excludable under rule 14a-8(i)(3). The Staff also expressed support in SLB 14B for excluding "statements in a supporting statement [that] are presented as fact when they are the opinion of the shareholder proponent," on the grounds that such statements "are contrary to rule 14a-9 in that they may mislead shareholders into believing that the statements are fact and not opinion."

The Proposal's supporting statement is replete with statements that are misleading because they present the Proponent's opinions as facts, because they make assertions that impugn character and integrity, or because they imply improper or illegal conduct without factual foundation. For example, many assertions in the supporting statement that constitute the Proponent's opinions, such as those highlighted in italics below, could easily be misconstrued by stockholders asked to vote on the Proposal as statements of fact:

- "Masco has engaged the same accounting/auditing firm for over 60 years. During that time, *the nature and composition of Masco has changed drastically again and again* – due primarily to a great number of large, *expensive, and minimally-explained* acquisitions and corporate restructurings."
- *"How Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved greatly by a long-overdue change of auditors."*
- "Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. *Familiarity can breed unreliability."*
- "The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, *including the distinct lack of "conservative" accounting and many indications of "questionable" accounting* – permitted by its long-intrenched [sic] and familiar auditing firm."
- "A prime example of auditor permissiveness is Masco's amassing of huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made *by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value. That amassing of Goodwill has caused real, tangible, Stockholder's Equity to become virtually nil – and has seriously impaired Masco's financial condition."*
- "Why do Masco's auditors appear irreplaceable? Do they remain silent when problems arise (such as how to account properly for extraordinary accumulations of *possibly near-worthless Goodwill* –

the very slow write-offs of which have enabled earnings to be substantially inflated)?"

- *"Rotation will result in periodic professional examinations of audit performance, and greatly improve the likelihood of true independence – making it less likely that what auditors are relied upon by stockholders to examine, discover, and reveal, will be overlooked or disregarded."*

Because the supporting statement includes numerous assertions of opinion that a stockholder would likely interpret as statements of fact, these elements of the supporting statement violate rule 14a-9 and are therefore excludable under rule 14a-8(i)(3). *Peoples Energy Corporation* (November 26, 2001) (concurring in the exclusion of opinions asserted as fact); *Zions Cooperative Mercantile Institution* (April 8, 1992) (same).

In addition, numerous assertions in the supporting statement directly or indirectly impugn the character and integrity of Masco, its directors and officers, and its independent auditors, or make charges concerning improper or illegal conduct. Examples of such assertions include the following:

- A statement that wrongly implies that Masco has not complied with its public-company reporting obligations:

  > "During that time, the nature and composition of Masco has changed drastically again and again – due primarily to a great number of large, expensive, and *minimally-explained acquisitions and corporate restructurings.*"

- A statement that wrongly implies that Masco's auditors are not independent:

  > "I am convinced that new, *truly independent* auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures, and the accuracy of its reported financial condition.

- A statement that wrongly suggests that Masco's independent auditors have not fulfilled their professional and statutory obligations:

  > "The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, *including the distinct lack of "conservative" accounting and many indications of "questionable" accounting – permitted by its long-intrenched [sic] and familiar auditing firm.*"

- A statement that wrongly implies that Masco's independent auditors are failing to apply generally accepted accounting principles in their audits:

> *"Do [Masco's independent auditors] remain silent when problems arise (such as how to account properly for extraordinary accumulations of possibly near-worthless Goodwill – the very slow write-offs of which have enabled earnings to be substantially inflated)? Although permissiveness by auditors pleases those who directly employ them, will it seriously damage Masco's future – as it did its past?"*

Because each of these insinuations lacks factual foundation and is false and misleading, each constitutes a violation of rule 14a-9 and is therefore excludable under rule 14a-8(i)(3). *Entergy Corporation* (February 14, 2007) (concurring in the exclusion of a supporting statement that was misleading because it impugned the character, integrity and personal reputation of the company's directors without factual foundation); *Phoenix Gold International, Inc.* (November 21, 2000) (concurring in the exclusion of materially false and misleading statements that implied that existing non-executive directors were not independent).

As is evident from the discussion above, the supporting statement consists mostly of the Proponent's personal opinions without factual foundation, and was evidently submitted in order to express the Proponent's personal views towards Masco. As such, the supporting statement would need to be completely rewritten in order to eliminate or modify all of the misleading statements that it contains in violation of rule 14a-9. Because of this, Masco is justified in omitting the Proposal in its entirety, consistent with the Staff's observation in Staff Legal Bulletin No. 14 (July 13, 2001) that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from Masco's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if Masco proceeds on this basis. As noted above, because Masco is accelerating the printing and mailing schedule for its proxy materials this year, we would very much appreciate the Staff's assistance in helping us resolve this matter expeditiously so that Masco will be able to meet its proxy timetable.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,



Joseph A. Hall

Enclosures

cc: John R. Leekley, Esq.
Barry J. Silverman, Esq.
Peggy Cook, Esq.
Masco Corporation

Mr. Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

(via courier and fax)

Exhibit A

Stockholder Proposal Submitted by Mr. Richard A. Dee

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting firm [Auditors] to a maximum of five years."

"Masco has engaged the same accounting/auditing firm for over 60 years. During that time, the nature and composition of Masco has changed drastically again and again – due primarily to a great number of large, expensive, and minimally-explained acquisitions and corporate restructurings.

"As a response to massive accounting-based corporate corruption, the Sarbanes-Oxley Act was passed in 2002. It limits tenures of two categories of audit firm *partners* to five years. Rotation of *firms* was considered but no action was taken.

"I am convinced that new, truly independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures, and the accuracy of its reported financial condition. How Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved greatly by a long-overdue change of auditors.

"It is well to remember that an independent accounting/auditing firm has an obligation to serve not only its clients, but the public interest.

"To perform as it is expected, well-paid, and legally-required to perform, an auditing firm must maintain, in all regards, an attitude termed "***Professional Skepticism***". Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. Familiarity can breed unreliability. The accuracy, therefore the value, of presumably independent audits depends upon the quality and quantity of information that clients make available to their auditors.

"The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, including the distinct lack of "conservative" accounting and many indications of "questionable" accounting – permitted by its long-intrenched and familiar auditing firm.

"A prime example of auditor permissiveness is Masco's amassing of huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value. That amassing of Goodwill has caused real, tangible, Stockholder's Equity to become virtually nil – and has seriously impaired Masco's financial condition.

"Masco *stockholders*, as well as its auditors, must exercise "Professional Skepticism". Why do Masco's auditors appear irreplaceable? Do they remain silent when problems arise (such as how to account properly for extraordinary accumulations of possibly near-worthless Goodwill – the very slow write-offs of which have enabled earnings to be substantially inflated)? Although permissiveness by auditors pleases those who directly employ them, will it seriously damage Masco's future – as it did its past?

"Rotation will result in periodic professional examinations of audit performance, and greatly improve the likelihood of true independence – making it less likely that what auditors are relied upon by stockholders to examine, discover, and reveal, will be overlooked or disregarded.

"Please vote "FOR" this proposal."

RICHARD A. DEE

To: Peggy_cook@mascohq.com

December 23, 2007

Peggy Cook, Esq.
Associate Corporate Counsel
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Re: Stockholder Proposal – Masco Corporation 2008 Proxy Statement

Dear Ms. Cook:

Attached is my Stockholder Proposal to be included in the Masco Corporation Proxy Statement for 2008, reduced in length to less than 500 words. To really cover the topic properly requires a book-length Proposal. Which is what I began with.

Please allow me to repeat that the Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, and the use of bold and italic type styles.

Thanks.

Sincerely,

Enclosures: Proposal (2 pages)

Stockholder Proposal – 2008 Proxy Statement
MASCO CORPORATION

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

"Masco has engaged the same accounting/auditing firm for over 60 years. During that time, the nature and composition of Masco has changed drastically again and again – due primarily to a great number of large, expensive, and minimally-explained acquisitions and corporate restructurings.

"As a response to massive accounting-based corporate corruption, the Sarbanes-Oxley Act was passed in 2002. It limits tenures of two categories of audit firm *partners* to five years. Rotation of *firms* was considered but no action was taken.

"I am convinced that new, truly independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures, and the accuracy of its reported financial condition. How Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved greatly by a long-overdue change of auditors.

"It is well to remember that an independent accounting/auditing firm has an obligation to serve not only its clients, but the public interest.

"To perform as it is expected, well-paid, and legally-required to perform, an auditing firm must maintain, in all regards, an attitude termed "*Professional Skepticism*". Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. Familiarity can breed unreliability. The accuracy, therefore the value, of presumably independent audits depends upon the quality and quantity of information that clients make available to their auditors.

"The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, including the distinct lack of "conservative" accounting and many indications of "questionable" accounting – permitted by its long-intrenched and familiar auditing firm.

"A prime example of auditor permissiveness is Masco's amassing of huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value. That amassing of Goodwill has caused real, tangible, Stockholders' Equity to become virtually nil – and has seriously impaired Masco's financial condition.

"Masco *stockholders*, as well as its auditors, must exercise "Professional Skepticism". Why do Masco's auditors appear irreplaceable? Do they remain silent when problems arise (such as how to account properly for extraordinary accumulations of possibly near-worthless Goodwill – the very slow write-offs of which have enabled earnings to be substantially inflated)? Although permissiveness by auditors pleases those who directly employ them, will it seriously damage Masco's future – as it did its past?

"Rotation will result in periodic professional examinations of audit performance, and greatly improve the likelihood of true independence – making it less likely that what auditors are relied upon by stockholders to examine, discover, and reveal, will be overlooked or disregarded.

"Please vote "FOR" this proposal."

END